Severn Bancorp, Inc.

September 10, 2008

Via Edgar and Facsimile (202-772-9210)

Amit Pande, Assistant Chief Accountant
Ben Phippen, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:       Severn Bancorp, Inc. (the “Company”)
Your letter dated August 28, 2008 regarding
Form 10-K for the fiscal year ended December 31, 2007
Form 10-Q for the quarterly period ended March 31, 2008
Form 10-Q for the quarterly period ended June 30, 2008
File No. 000-49731

Dear Mr. Pande and Mr. Phippen:

Enclosed is our response to your letter dated August 28, 2008 regarding the Company's Form 10-K for the year ended December 31, 2007, and the Company’s 10-Q’s for the quarterly periods ended March 31 and June 30, 2008 (the "Filings").

Each point of your letter is addressed individually below.

Form 10-Q for the quarterly period ended June 20, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Asset Quality, page 14.

1.
We note that your recorded investment in impaired loans increased from approximately $18.0 million at December 31, 2007 to $42.4 million at June 30, 2008 and that the related allowance for credit losses decreased from $1.2 million to $1.1 million.  We also note that your non-accrual loans increased $16.7 million, or 216.2%, to $24.4 million as of June 30, 2008, compared to $7.7 million as of December 31, 2007.  Despite this apparent deterioration in asset quality, your allowance for credit losses as a percentage of total loans decreased from 1.2% at December 31, 2007 to 1.1% at June 30, 2008.  In order to more clearly bridge the gap between observed changes in your credit quality and its resultant impact on changes in your allowance for credit losses, and to fully understand management’s actions in this regard, please revise future filings, beginning with your next Form 10-Q to disclose the following:

200 Westgate Circle, Suite 200    ●  Annapolis, Maryland  21401     ●   410.841.2000     ●  www.severnbank.com

•	The specific events and circumstances that occurred during the first and second quarters of 2008 that caused the significant increase in impaired loans.

Response:

We are providing the following responses to your comments and will revise the disclosure in our future periodic reports as appropriate to reflect this information.

We are operating in a challenging and softening real estate market, including generally uncertain national and local market conditions.  Continued declines in real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment, including job losses and other factors, have adversely affected our borrowers.  This economic deterioration has caused loan delinquencies and impaired loans to increase.

Comment 1 (continued)

•
A description of the collateral backing these loans, how often you obtain updated appraisals and how these collateral values impacted your determination of when to place these loans on non-accrual status.

•	How the specific collateral discussed above impacted both your determination and timing of recording the valuation allowance for these loans.

Response:

As of June 30, 2008, there were 64 loans included in impaired loans, 4 of which were collaterized by commercial real estate, 49 by residential real estate, and 11 by land.  Loans are deemed impaired generally based on the estimated fair market value of the loan’s collateral.  Each impaired loan is individually reviewed by Management to determine its estimated fair market value.  Steps used to determine the estimated fair market value include reviewing the current appraisal of the property used as collateral, obtaining a current tax assessment on the property and obtaining an online market valuation of the property.  Since the real estate market is very volatile, Management reviews these impaired loans on a monthly basis and updates its estimates of fair market value, including getting updated independent third party assessments as it deems necessary.  A specific reserve is established, if necessary, for the difference between the original carrying value of the loan and its estimated fair market value.

Comment 1 (continued)

•
The specific reserves for each of the individual loans included in the $11.4 million and $8.3 million balance  of impaired loans at June 30, 2008 and December 31, 2007, respectively, including changes in facts and circumstances to support the timing of these individual reserves and the overall decrease in your specific reserve for these impaired loans as a whole.

•
Substantive reasons to support your conclusion that there was no valuation allowance necessary for $31.0 million of the $42.4 million in impaired loans at June 30, 2008.  We note your disclosure in Note 10 on page 8 regarding the $11.4 million that you state you account for under SFAS 114 and are unclear how you evaluated the remaining $31.0 million of impaired loans; and

Response:

Based on the Company’s analysis of impaired loans discussed above, it was determined that 29 of the 64 impaired loans totaling $12,532,000 at June 30, 2008, and 11 of the 29 impaired loans totaling $8,256,000, at December 31, 2007 required a specific reserve to reduce the original carrying value of the loans down to their current estimated fair market value.  In addition, the remaining 35 of the 64 impaired loans totaling $30,977,000 at June 30, 2008, and 18 of the 29 impaired loans totaling $9,704,000 were also accounted for under SFAS 114 and were deemed to have sufficient collateral value to not require a specific reserve.

Comment 1 (continued)

•
How actual and expected changes in the level of impaired loans, non-accrual loans (other than those specifically identified under SFAS 114) and charge-offs impacted your determination of the general component of your allowance for credit losses.

Response:

In addition to the impaired loans that are accounted for under SFAS 114, Management evaluates the remaining loans in the portfolio and assesses the adequacy of the allowance for loan losses as it relates to the inherent risk in the remainder of the loan portfolio at the balance sheet date.  Factors that Management considers in assessing the adequacy of the allowance for loan losses include:

•	Levels of and trends in delinquencies, non-accrual loans and impaired loans;
•	Levels of and trends in charge-offs and recoveries;
•	Trends in volume and terms of loans; and
•	National and local economic trends and conditions.

Exhibits 31.1 and 31.2

Section 302 certification

2.
In future filings, please revise your certifications to exclude (i) the title of the certifying individual from the opening paragraph and (ii) the word “quarterly” or “annual”, as applicable, from paragraphs 2, 3, 4, and 5.  The certifications should be in the exact form as set forth in Item 601 (b) (31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Response:

We hereby advise you that we will comply with the requirements set forth in Item 601 (b) (31) of Regulation S-K when preparing Section 302 certifications for all future filings

In connection with responding to the above comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at 410.260.2025.

Sincerely,

                                                                                    Thomas G. Bevivino
Thomas G. Bevivino
Executive Vice President and Chief Financial Officer